DynaMotive Energy Systems Corporation

                                   FORM 6-K

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                         REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 or 15d-16 OF
                        THE SECURITIES EXCHANGE ACT OF 1934
                               FOR August 24, 2006

                       DYNAMOTIVE ENERGY SYSTEMS CORPORATION
              (Exact name of Registrant as specified in its charter)

                                -----------------


                          Suite 230 - 1700 West 75th Avenue
                                  Vancouver, BC
                                 Canada V6P 6G2
                                 (604) 267-6000
                     (Address of principal executive offices)

                                 -----------------

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                              FORM 20-F  X    FORM 40-F
                                        ---             ---
           [Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the
         Securities Exchange Act of 1934.]

                                  YES         NO  X
                                      ---        ---

           [If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

DYNAMTOTIVE [LOGO]    Angus Corporate Center   877.863.2268 - Toll Free
                      230-1700 West 75th Ave   604.267.6000 - Telephone
                      Vancouver, BC            604.267.6005 - Facsimile
                      Canada V6P 6G2           www.dynamotive.com

             Form 52-109F2 - Certification of Interim Filings

I, R. Andrew Kingston, President and Chief Executive Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 23, 2006

/s/ R.Andrew Kingston
---------------------
R. Andrew Kingston
President & CEO

DYNAMTOTIVE [LOGO]    Angus Corporate Center   877.863.2268 - Toll Free
                      230-1700 West 75th Ave   604.267.6000 - Telephone
                      Vancouver, BC            604.267.6005 - Facsimile
                      Canada V6P 6G2           www.dynamotive.com

             Form 52-109F2 - Certification of Interim Filings

I, Brian Richardson, Chief Financial Officer for DynaMotive Energy Systems Corporation, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of DynaMotive Energy Systems Corporation (the issuer) for the interim period ending June 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 23, 2006


/s/ Brian Richardson
---------------------
Brian Richardson
Chief Financial Offier

[DYNAMOTIVE LOGO]

                        Angus Corporate Center 877.863.2268 - Toll Free 230 - 1700 West 75th Ave 604.267.6000 - Telephone
                        Vancouver BC               604.267.6005 - Facsimile
                        Canada  V6P 6G2            www.dynamotive.com











NOTICE TO READER OF THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS


The financial statements of Dynamotive Energy Systems Corporation and the accompanying interim consolidated balance sheet as at June 30, 2006 and the interim consolidated statements of loss, deficit and cash flows for the six months period then ended are the responsibility of the Company's management. These consolidated financial statements have not been reviewed on behalf of the shareholders by the independent external auditors of the Company.

The interim consolidated financial statements have been prepared by management and include the selection of appropriate accounting principles, judgments and estimates necessary to prepare these financial statements in accordance with Canadian generally accepted accounting principles.





   /s/ R. Andrew Kingston                  /s/ Brian Richardson
   ----------------------                  --------------------

       R. Andrew Kingston                      Brian Richardson
       President & Chief Executive Officer     Chief Financial Officer
       Vancouver, Canada                       Vancouver, Canada
       August 23, 2006                         August 23, 2006

                     ----------------------------------------------------

                                     DYNAMOTIVE ENERGY SYSTEMS CORPORATION
                       Unaudited Interim Consolidated Financial Statements
                                     For the six months ended June 30, 2006
                                                          (In U.S. Dollars)

                                                                   Contents

                    ----------------------------------------------------

Consolidated Financial Statements
     Consolidated Balance Sheets                                          2
     Consolidated Statements of Loss and Deficit                          3
     Consolidated Statements of Cash Flows                                4
     Notes to Consolidated Financial Statements                        5-12

Dynamotive Energy Systems Corporation

                   Unaudited Consolidated Balance Sheets
                        (expressed in U.S. dollars)

                                               June 30,     December 31,
                                                 2006           2005
                                              (Unaudited)    (Unaudited)
                                                   $             $
  ------------------------------------------------------------------------
    ASSETS
    Current
    Cash and cash equivalents                  15,008,733     1,428,468
    Restricted cash [Note 5]                            -       172,813
    Short term investments                      1,708,769             -
    Accounts receivable                           415,517        40,326
    Government grants receivable                1,519,117       627,582
    Prepaid expenses and deposits                 293,848       235,127
    Short term advance [Note 3]                   250,000             -
  ------------------------------------------------------------------------
    Total current assets                       19,195,984     2,504,316
    Capital assets                             17,685,660    14,199,148
    Patents                                       267,087       259,109
  ------------------------------------------------------------------------
    TOTAL ASSETS                               37,148,731    16,962,573
  ------------------------------------------------------------------------

    LIABILITIES AND SHAREHOLDERS' EQUITY
    Current
    Accounts payable and accrued liabilities    5,675,570     7,314,856
    [Note 4]
    Project advance [Note 5]                      500,000             -
    Convertible debenture [Note 6]                      -       546,461
  ------------------------------------------------------------------------
    Total current liabilities                   6,175,570     7,861,317
    Long-term debt [Note 7]                             -       808,848
  ------------------------------------------------------------------------
    Total liabilities                           6,175,570     8,670,165
  ------------------------------------------------------------------------
    Shareholders' equity
    Share capital                              76,145,807    51,849,476
    Shares to be issued [Note 8c]               4,687,288     2,677,832
    Contributed surplus                        15,324,107    13,047,158
    Cumulative translation adjustment             378,291      (434,661)
    Deficit                                   (65,562,332)  (58,847,397)
  ------------------------------------------------------------------------
    Total shareholders' equity                 30,973,161     8,292,408
  ------------------------------------------------------------------------
    TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY 37,148,731    16,962,573
  ------------------------------------------------------------------------

The accompanying notes are an integral part of these financial statements


Approved on behalf of the Board:
"R. Andrew Kingston"    Director                 "Richard C H Lin"    Director
--------------------                             -----------------

Dynamotive Energy Systems Corporation

                   Unaudited Consolidated Statement of Loss
                        (expressed in U.S. dollars)
                                  Three Months Ended      Six Months Ended
                                      June 30                 June 30
                                  2006        2005        2006        2005
                                  $           $           $           $
---------------------------------------------------------------------------
REVENUE [Note 11]
Product and service revenue       50,315          -      115,522          -
Plant and master license revenue       -          -      800,000          -
---------------------------------------------------------------------------
Total Revenue                     50,315          -      915,522          -
---------------------------------------------------------------------------

EXPENSES
Cost of sales                     29,293          -      209,798          -
Marketing and business develop   354,954    216,626      775,990    355,846
Research and development       1,078,411    635,745    2,155,653  1,147,604
General and administrative exp 1,947,055  1,245,638    3,497,973  2,266,466
Depreciation and amortization    256,964     33,368      496,385     66,908
Interest expense                 153,051    100,321      422,353    158,819
Exchange (gain) loss             346,355     (8,774)     247,118        603
---------------------------------------------------------------------------
                               4,166,083  2,222,924    7,805,270  3,996,246
---------------------------------------------------------------------------
Loss from operations          (4,115,768)(2,222,924) (6,889,748)(3,996,246)

Interest and other income        134,765      1,202      174,813      1,205
---------------------------------------------------------------------------
Loss for the period           (3,981,003)(2,221,722) (6,714,935)(3,995,041)
---------------------------------------------------------------------------

Weighted average number of
common shares outstanding    151,402,079 104,343,348 141,707,917 96,957,840
---------------------------------------------------------------------------
Basic and diluted loss
per common share
Share for operations for
the period                         0.03        0.02        0.05       0.04
---------------------------------------------------------------------------
The accompanying notes are an integral part of these financial statements.


                  Unaudited Consolidated Statements Of Deficit
                            (expressed in U.S. dollars)

                               Three Months Ended      Six Months Ended
                                    June 30                 June 30
                               2006        2005        2006        2005
                               $           $           $           $
---------------------------------------------------------------------------
Deficit, beginning
of period                  (61,581,329)(48,623,372)(58,847,397)(46,850,053)
Loss for the period         (3,981,003) (2,221,722) (6,714,935) (3,995,041)
---------------------------------------------------------------------------
Deficit, end of period     (65,562,332)(50,845,094)(65,562,332)(50,845,094)
---------------------------------------------------------------------------
See accompanying notes
                                                                          3

Dynamotive Energy Systems Corporation

                Unaudited Consolidated StStatement of Cashflow
                         (expressed in U.S. dollars)
                                  Three Months Ended    Six Months Ended
                                      June 30               June 30
                                  2006       2005       2006       2005
                                  $          $          $          $
---------------------------------------------------------------------------
OPERATING ACTIVITIES
Loss for the period            (3,981,003)(2,221,722)(6,714,935)(3,995,041)
Add items not involving cash:
  Depreciation and amortization    256,964     33,368    496,385     66,908
  Interest-accretion on             51,927     26,121    233,017     47,359
        convertible loan
  Stock based compensation       1,217,082    662,306  2,525,334  1,055,444
  Translation (gain) loss          346,355    (29,827)   247,118    (20,446)
Net change in non-cash working
  capital balances related to
  operations [Note 10]          (2,366,356)   837,575 (2,272,509) 1,102,608
---------------------------------------------------------------------------
Cash used in operating
  activities                    (4,475,031)  (692,179)(5,485,590)(1,743,168)
---------------------------------------------------------------------------

FINANCING ACTIVITIES
Increase in convertible note -           -  1,325,000          -  1,325,000
short term
Increase in short term advance    (250,000)         -   (250,000)         -
Decrease in long term loan        (830,013)         -   (830,013)         -
Decrease in short term loan              -          -          -    (42,331)
Increase in Joint-Venture                -          -    500,000          -
deposit received
Decrease in project deposits             -          -          -   (164,298)
Decrease (increase) in
  government grants receivable     261,583   (161,807)  (851,226)  (163,682)
Share capital issued             7,520,531    210,000 20,345,039  2,832,731
Shares to be issued              3,362,448    200,000  3,353,139    364,298
---------------------------------------------------------------------------
Cash provided by financing
  activities                    10,064,549  1,573,193 22,266,939  4,151,718
---------------------------------------------------------------------------

INVESTING ACTIVITIES
Increase (decrease) in short
  term investments                 32,296          - (1,708,769)         -
Increase in patent costs           (6,599)    (8,127)   (10,234)   (10,531)
Purchase of capital assets
  (net of government grants)     (539,010)  (810,085)(1,701,073)(2,507,716)
Decrease in restricted cash             -          -    172,813          -
---------------------------------------------------------------------------
Cash used in investing
  activities                     (513,313)  (818,212)(3,247,263)(2,518,247)
---------------------------------------------------------------------------

Increase (decrease) in cash and cash
  equivalents from operations    5,076,205     62,802 13,534,086  (109,697)
Effects of foreign exchange rate
  changes on cash                  (95,001)    (8,370)    46,179    43,284
---------------------------------------------------------------------------
Increase (decrease) in cash and
  cash equivalents during the
  period                         4,981,204     54,432 13,580,265   (66,413)
Cash and cash equivalents,
  beginning of period           10,027,529     16,126  1,428,468   136,971
---------------------------------------------------------------------------
Cash and cash equivalents,
  end of period                 15,008,733     70,558 15,008,733    70,558
===========================================================================
 accompanying notes are an integral part of these financial statements.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2006 and 2005                      (in U.S. dollars)




1. DESCRIPTION OF BUSINESS

In this Report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB. The executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 1-604-267-6000).

Dynamotive was incorporated on April 11, 1991 under the laws of the Province of British Columbia. The Company changed its name from Dynamotive Technologies Corporation on June 26, 2001. Dynamotive is focused on the development of innovative energy solutions on its patented fast pyrolysis system. The Company's focus is to commercialize its patented BioOil production technology and establish this technology for production of BioOil clean fuels.

Dynamotive Energy Systems Corporation (the "Company" and or "Dynamotive") is a leader in biomass-to-liquid fuel conversion, a process known as "Fast Pyrolysis". Its principal business is the development and commercialization of its renewable energy process called "Fast Pyrolysis", which is a fast pyrolysis process that produces liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. In many cases, the feedstock sources are costly to dispose of and therefore are available at zero cost or are potentially revenue generating when converted into BioOil. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. The significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.


These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Dynamotive Corporation, incorporated under the laws of Rhode Island, U.S.A.; Dynamotive Europe Limited, incorporated under the laws of the United Kingdom; Dynamotive Canada Inc., federally incorporated under the laws of Canada. In addition, the Company owns 99.9% of the West Lorne BioOil Co-Generation Limited Partnership formed under the law of Ontario and has accounted for its proportionate share of the partnership.


These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2006 and 2005                      (in U.S. dollars)



2. UNAUDITED INTERIM FINANCIAL STATEMENTS

The unaudited balance sheet at June 30, 2006 and the unaudited interim statements of loss and deficit and cash flows for the six-month periods ended June 30, 2006 and 2005, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements of the Company for the year ended December 31, 2005. These interim financial statements include all adjustments necessary for the fair statement of results of the interim periods. The data disclosed in the notes to the interim consolidated financial statements for this period are also unaudited. Results for the six months ended June 30, 2006 are not necessarily indicative of the results to be expected for the full year. These interim consolidated financial statements should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2005, and the summary of significant accounting policies included therein.

The accounts of the Company and its consolidated subsidiaries are measured using the Canadian dollar as the functional currency. Monetary items denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date and non-monetary items are translated using historical exchange rates. Exchange gains or losses arising on the translation or settlement of foreign currency denominated monetary items are included in the determination of net income.

The Company uses the U.S. dollar as the reporting currency for its consolidated financial statements. Assets and liabilities are translated into U.S. dollars using current exchange rates in effect at the balance sheet date and revenue and expense accounts are translated using the average exchange rate during the six months. Gains and losses resulting from this process are recorded in shareholders' deficit as an adjustment to the cumulative translation adjustment account.


3. SHORT-TERM ADVANCE

In 2006, the Company entered into an agreement to loan Rika Biofuels Ltd. Of Latvia ("Rika") $250,000, which was advanced to Rika in April 2006. The loan bears interest at 6% p.a. and the principal and interest are due in the third quarter of 2006.


4. GUARANTEE PROVIDED BY DYNAMOTIVE

In 2001, Border Biofuels Limited ("BBL") a company 75% owned by Dynamotive, entered into a credit facility with Bank of Scotland for a maximum of $363,260 (GBP 200,000). The credit facility is denominated in British Pounds Sterling. Interest is charged at the bank's base rate plus 3%. The credit facility is guaranteed by the Company. During 2002 BBL became insolvent. If the Bank is unable to realize on its security with BBL, it has the right to seek settlement from the Company for payment. Although there is currently no indication that the Bank will pursue the Company, the Company has recognized the full amount of the guarantee as a current liability and included the impact as part of the 2002 (December) loss from discontinued operations. As BBL remains in liquidation at June 30, 2006, there has been no change in status regarding the settlement of the credit facility.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2006 and 2005                      (in U.S. dollars)


5. JOINT VENTURE DEPOSIT RECEIVED

During the first quarter of 2006, the Company received $500,000 as an initial equity investment for a 49% interest in a biomass reserve company to be established in cooperation with Consensus Business Group ("CBG") of the United Kingdom. Subject to final agreements and approval of a business plan, CBG has also agreed to pay the Company a further $1.5 million on the condition that the Company transfer certain project opportunities to the biomass reserve company, invest $500,000 in the biomass reserve company's equity and loan $1 million to the biomass reserve company on commercial terms. As at June 30, 2006 the biomass reserve company has not been formally established and the Company is holding the deposit until such time as it can be advanced to the biomass reserve company as CBG's equity investment.


6. CONVERTIBLE DEBENTURES

In 2005, the Company issued $1,825,000 of convertible debentures including $175,000 of debentures issued to officers and directors (or companies controlled by officers and directors) of the Company. These debentures were due between June and September 2006, have an interest rate of 10% payable in shares and are convertible into Company common shares at rates between $0.40 and $0.425 per share. These debentures were collateralized by certain government receivables and guaranteed by the Company. In September and December 2005, $1,150,000 of the debentures were converted into 2,727,941 common shares and 681,985 Series U warrants. In addition, 101,071 shares and 25,267 Series U warrants were issued in 2005 as an interest payment on the debenture. During the first six months of 2006, the remaining $675,000 of the debentures were converted into 1,613,969 common shares and 484,787 Series U warrants. In addition, 109,370 shares and 29,493 Series U warrants were issued in 2006 as an interest payment on the debenture. As at June 30, 2006, no debentures were outstanding.

The original proceeds of the debenture have been allocated to the debenture and the conversion feature at December 31, 2005 based on their relative fair values. Accordingly, $1,173,409 was originally allocated to the debenture and $651,591 was allocated to the conversion feature. The carrying value of the debt is being accreted up to its face value over the term to maturity. The accretion of the debt discount began in June 2005 and $96,695 was accreted during the period to December 31, 2005. The amount of $426,357 was expensed in the 2005 due to the conversion of the debentures. During the first six months of 2006, $20,645 was accreted of the debt discount and $107,894 was expensed due to conversion of the remaining debentures.

As at December 31, 2005, restricted funds of $172,813 were held by the Company's lawyer as collateral for short-term convertible debentures. In January 2006, debenture holders converted the same amount to company shares and these funds became non-restricted.


7. LONG-TERM DEBT

In 2004, the West Lorne BioOil Co-Generation LP (the "LP") entered into a loan greement with a Bahamas Corporation for an $830,013 (C$1,000,000) loan. The loan bears interest at 1.25% per month with interest due monthly and the principal due August 11, 2007. The LP may repay the loan at any time without penalty. The loan agreement also called for the Company to issue 312,500 warrants to purchase common shares of the Company, exercisable at $0.50 per share for a period of three years, as part of the loan financing. The loan was collateralized by the assets of the LP and guaranteed by the Company.

The proceeds of the loan have been allocated to the debt and warrants based on their relative fair values. In 2004, $760,209 was allocated to the loan and $69,804 was allocated to the warrants. The carrying value of the debt will be accreted up to its face value over the term to maturity. The accretion of the debt discount began in January 2005 and $22,591 was accreted in 2005. During first five months of 2006, $9,459 was accreted of the debt discount and $37,754 was expensed due to the repayment of the loan in June 2006. The loan was repaid in full in June 2006.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2006 and 2005                      (in U.S. dollars)


8. SHARE CAPITAL

[a] Authorized share capital

The Company's authorized capital consists of an unlimited number of common shares (2005 - unlimited common shares) with no par value and unlimited Class A preferred shares with no par value (2005 - unlimited preferred shares with a par value of $5.00 each), having attached special rights and restrictions. No preferred shares were issued and outstanding at June 30, 2006.


[b] Issued and outstanding share capital


                                             June 30, 2006   December 31, 2005
                                                     $                   $

Issued and outstanding

Common Shares 157,800,257 [December
  31, 2005 - 123,211,875]                       76,145,807         51,849,476

                                                                     Number of
Common Share Issuance Summary for the Period              $            Shares
------------------------------------------------------------------------------
Share Capital, December 31, 2005                     51,849,476    123,211,875
Private placement issued for cash,
  net of finder's fee                                15,595,264     20,876,836
Shares issued from exercise of options for cash         287,748        808,550
Shares issued from exercise of warrants for cash      3,990,977      8,870,234
Shares issued for settlement of fees payable          1,519,335      1,241,522
Shares issued for commercial services                 2,177,207      1,632,782
Shares issued on conversion of convertible debentures   730,734      1,714,458
Cancellation of escrow shares                            (4,934)     (556,000)

Share Capital, June 30, 2006
   Common shares without par value                   76,145,807    157,800,257
------------------------------------------------------------------------------


[c] Shares to be issued

At June 30, 2006, the Company has 4,960,087 common shares to be issued which are comprised of:

(i) 1,362,498 common shares for a total of $1,334,149 to be issued to Directors or companies controlled by Directors of the Company (468,204 common shares) and non-employees for services rendered under compensation arrangements (921,294 common sharers).


(ii) Of the remaining 3,597,589 common shares, 3,124,654 common shares are related to a private placement commenced during the second quarter of 2006 to raise funding of up to $8 million, 472,935 common shares are related to exercise of warrants and exercise of options. At June 30, 2006, the Company has received $3,353,139 in cash for these shares to be issued.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2006 and 2005                      (in U.S. dollars)


8. SHARE CAPITAL (CONT'D)

[d] Stock options

At June 30, 2006, the following stock options to Directors, employees and others were outstanding:


                         Options Outstanding            Options Exercisable
              -------------------------------------  ------------------------
                  Number      Weighted-   Weighted-     Number      Weighted-
   Range of    Outstanding    Average      Average    Outstanding    Average
   Exercise    at June 30,    Remaining    Exercise   at June 30,   Exercise
    Prices        2006       Contractual    Price        2006         Price
                                Life
-----------------------------------------------------------------------------
$0.20 - $0.23   4,910,617    7.07 years     $0.21      4,910,617     $0.21
$0.33 - $0.50   7,845,833    3.32 years     $0.47      7,725,833     $0.47
$0.58 - $0.90     569,083    1.26 years     $0.73        569,083     $0.73
    $1.00         120,000    3.60 years     $1.00        120,000     $1.00
    $1.50          80,000    4.28 years     $1.50         80,000     $1.50
-----------------------------------------------------------------------------
               13,525,533                             13,405,533
-----------------------------------------------------------------------------


From time to time, the Company has provided incentives in the form of share purchase options to the Company's directors, officers, employees and others. The Company has reserved 23,670,039 (15%) of common shares for issuance upon the exercise of stock options of which at June 30, 2006, 7,634,856 are available to be granted. The exercise price and the vesting terms of the options are determined by the Compensation Committee. The exercise price will generally be at least equal to the market price of the common shares at the date of the grant. Stock options granted are also subject to certain vesting provisions as determined by the Compensation Committee.


Stock option transactions for the respective periods and the number of stock options outstanding are summarized as follows:

                                            No. Common          Weighted
                                           Shares Issuable   Average Exercise
                                                                   Price
-----------------------------------------------------------------------------
Balance, December 31, 2005                   13,913,250            0.39
Options granted                                 420,833            0.48
Options forfeited or expired                         --              --
Options exercised                              (808,550)           0.36
---------------------------------------------------------------------------
Balance, June 30, 2006                       13,525,533            0.40
---------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2006 and 2005                      (in U.S. dollars)


8. SHARE CAPITAL (CONT'D)

[e] Common share purchase warrants

At June 30, 2006 the common share purchase warrants outstanding were as follows:


            No. of Common     Exercise
Series     shares Issuable     Price          Expiration Date
------------------------------------------------------------------------------
P Warrants    855,522         $0.33 to $0.40  December 23, 2006
Q Warrants  8,103,671         $0.20 to $0.75  August 05, 2006 - Aug 31, 2008
R Warrants  2,500,000         $0.20           August 31, 2008
S Warrants 19,726,221         $0.44 to $2.06  August 16, 2006 - May 31, 2011
U Warrants    946,348         $0.46 to $0.53  September 22, 2008 - January 20,
                                              2009
------------------------------------------------------------------------------
Total      32,131,762
------------------------------------------------------------------------------

Summary of warrants exercised and issued during the six month period ending June 30, 2006:

                       Number of Common Shares Issuable
           -----------------------------------------------------------
                       via Warrants
                       exercised /     via Warrants
                       cancelled       Issued during
                       during the      the 6-month
                         6-month       Period ending
                at     Period ending      June
              Dec 31,  June 30,           30,       at June 30,     Exercise
Series         2005       2006            2006           2006         Price
------------------------------------------------------------------------------
P Warrants  3,735,482 (2,879,960)           --         855,522  $0.33 to $0.40
Q Warrants 10,357,295 (2,253,624)           --       8,103,671  $0.20 to $0.75
R Warrants  2,500,000         --            --       2,500,000      $0.20
S Warrants 15,998,808 (2,615,208)    6,342,621      19,726,221  $0.44 to $2.06
T Warrants    312,500   (312,500)           --              --      $0.49
U Warrants  1,207,252   (808,942)      548,038         946,348  $0.46 to $0.53
------------------------------------------------------------------------------
Total      34,111,337 (8,870,234)     6,890,659      32,131,762
------------------------------------------------------------------------------

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2006 and 2005                      (in U.S. dollars)


8. SHARE CAPITAL (CONT'D)

[f] Stock appreciation rights

During 1998, the Company established a stock appreciation rights plan whereby the participants will be entitled to require the Company to redeem the stock appreciation rights ("SA Rights") for an amount equal to the excess of the market value of the underlying common shares over the initial value of the SA Right at the date of grant.

The SA Rights vest as the Company achieves stock value targets as defined in the agreement: the remaining 1/3 of the SA Rights issued may be redeemed upon the Company achieving a capitalized stock value of $100 million for a consistent twenty day trading period. On February 6, 2006 the Company's market capitalization exceeded $100 million for the 20th consecutive trading days and as a result the balance of unvested 100,000 SA Rights were vested.

The Company also has the right to redeem the SA Rights at its option under certain circumstances. The Company has the sole exclusive election to redeem the SA Rights in cash, shares or in a combination of cash and shares. The number of SA Rights that can be granted under the plan until December 31, 2008 cannot exceed 2,500,000.

There were 300,000 SA Rights with an initial value of $0.40 outstanding at December 31, 2005 and June 30, 2006. These SA Rights will expire on December 31, 2008.


[g] Escrow Shares

On March 27, 2006, 556,000 common shares were cancelled and returned to the Treasury as the milestone at a rate of one share for each $0.17 of "cash flow" as defined in the agreement, generated by the Company was not reached. $4,934 (Cdn$6,950) has been credited to contributed surplus due to the cancellation.

On February 6, 2006 the Company's market capitalization exceeded $100 million for the 20th consecutive trading days and as a result 225,334 shares were released from escrow and were issued to the holders.

During the quarter ended March 31, 2006, 225,334 [2005 - nil] common shares were released from escrow as the milestone was reached and at June 30, 2006, nil [2005 - 781,334] common shares are held in escrow.


9. RELATED PART TRANSACTIONS

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $264,139 for the quarter (2005 - $189,732) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2005 - $ nil) paid by stock based compensation. For the six month period ended June 30, 2006, consulting fees and salaries of $525,252 (2005 - $380,532) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2005 - $ nil) paid by stock based compensation.

DynaMotive Energy Systems Corporation

             Notes to Consolidated Financial Statements (Unaudited)

Six Months Ended June, 2006 and 2005                      (in U.S. dollars)

10. SUPPLEMENTARY CASH FLOW INFORMATION

Components of changes in non-cash balances related to operations are:



                                   Three Months Ended      Six Months Ended
                                  June 30,    June 30,    June 30,   June 30,
                                    2006        2005        2006       2005
                                      $           $           $          $
-----------------------------------------------------------------------------
Account receivable                 267,372      89,922    (372,101)   149,359
Prepaid expenses and deposits     (128,985)    (50,238)    (48,259)   (52,063)
Accounts payable and
   Accrued liabilities          (2,504,743)    797,891   (1,852,149) 1,005,312
------------------------------------------------------------------------------
                                (2,366,356)    837,575   (2,272,509) 1,102,608
==============================================================================


11. SEGMENTED FINANCIAL INFORMATION

In 2006 and 2005, the Company has only one reportable segment, BioOil Power Generation. The BioOil Power Generation segment relates to the biomass-to-energy technology. Substantially all of the Company's operations and assets are in Canada and are solely focused on the development and commercialization of its Fast Pyrolysis technology. BioOil Power Generation is a biomass-to-energy technology that converts low value forest waste and agricultural by-products into BioOil for use in power generation or other industrial energy purposes.


All of the loss for the six month periods ended June 30, 2006 ($6,714,935) and June 30, 2005 ($3,995,041) is attributable to the BioOil segment.


         Geographic Segments                        June          June
                                                    2006          2005
                                                      $             $
         ------------------------------------------------------------------
         Revenue
         The United States                          37,625           --
         Europe                                    714,202           --
         Asia                                        9,743           --
         Canada                                    153,952           --
         ------------------------------------------------------------------
                                                   915,522           --
         ==================================================================


12. SUBSEQUENT EVENT

In August 2006, the Company agreed financial terms relating to the West Lorne Project with the supplier of the biomass-fuelled power generation turbine. The final agreement of $3.25 (C$3.6 million) included $900,000 (C$1 million) in restricted common share at a 10% discount to the closing price as of the date of agreement. Warrantee and services for the next three years are included in the contract price. On August 16, 2006 the Company paid $1.9 million (C$2.14 million) of the cash portion payable and issued the $0.9 million (C$1.0 million) in restricted shares.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005

1.1 Date

This "Management's Discussion And Analysis" should be read in conjunction with the unaudited interim Consolidated Financial Statements and Notes of the Company included in this Quarterly Report, and with the audited Consolidated Financial Statements and Notes, included in the Company's Annual Report for the year ended December 31, 2005.

The following sets out management's discussion and analysis of our financial position and results of operations for the six months ended June, 2006 and 2005.


1.2 Overview

Dynamotive Energy Systems Corporation (the "Company" and or "Dynamotive") is a leader in biomass-to-liquid fuel conversion using a process known as "Fast Pyrolysis". Its principal business is the development and commercialisation of its Fast Pyrolysis renewable energy process to produce liquid BioOil fuel from biomass or biomass waste feedstocks. BioOil is a clean, renewable fuel which can replace natural gas, diesel and other fossil fuels to produce power, mechanical energy and heat in industrial boilers, fuel gas turbines and fuel reciprocating engines. The Company aims to unleash significant amounts of energy production, in the form of BioOil fuels, based upon utilization of abundant biomass waste streams from agricultural and forest operations and other post-industrial biomass residues. The process of biomass to energy conversion is sustainable, renewable and greenhouse gas neutral, and is consistent with other renewable energy sources such as wind, hydro and solar. One significant advantage of biomass energy over other renewable forms of energy, is that biomass is capable of delivering energy on a 24/7 basis, whereas wind, hydro and solar energy sources are all subject to natural fluctuations.

Dynamotive is attempting to establish its patented technology as the industry standard for the production of liquid biomass based fuels, in competition with other pyrolysis technologies, and other biomass to energy applications. The Company's fast pyrolysis process efficiently converts raw biomass or biomass wastes into three fuel types: Liquid (BioOil), Solid (char) and Gas (non-condensable gases). The non-condensable gases are used to fuel the pyrolysis process. The entire system is a closed loop with virtually no emissions or waste by-products.

The Company and its partners are also engaged in research and development on a range of derivative products that, if successful, could further enhance the market and value for BioOil as an alternative fuel and product source.

The Company was incorporated on April 11, 1991 in the Province of British Columbia, Canada, under the name of Dynamotive Canada Corporation. In October 1995, the shareholders approved a change of name to Dynamotive Technologies Corporation and in June 2001, the shareholders approved a change of name to the Company's current name.

As of June 30, 2006, the Company had three wholly-owned subsidiaries plus

99.9% ownership of a limited partnership: Dynamotive Corporation (incorporated in the State of Rhode Island in 1990), Dynamotive Europe Limited (formerly known as Dynamotive Technologies (UK) Ltd., incorporated in the United Kingdom in 1996), Dynamotive Canada, Inc. (incorporated in Canada in 2000), and the West Lorne BioOil Co-Generation Limited Partnership (the "Limited Partnership") which was formed in Ontario, Canada in September 2003. Dynamotive Canada Inc. acts as the General Partner of the Limited Partnership, which operates the BioOil co-generation plant in West Lorne, Ontario.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005

In this report, unless the context otherwise requires, the terms the "Company" and "Dynamotive" refer to Dynamotive Energy Systems Corporation and its subsidiaries. The Company is currently listed on the over-the-counter bulletin board (OTCBB) under the symbol: DYMTF.OB.

The principal executive office of the Company is Suite 230 - 1700 West 75th Avenue, Vancouver, British Columbia, Canada V6P 6G2 (Telephone: 604-267-6000).

1.3 Selected Annual Information

All financial information is reported in U.S. dollars unless otherwise noted. Our audited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

                                  As at December  As at December  As at December
                                    31, 2005        31, 2004        31, 2003
 (US Dollars)                           $               $               $

 Results of operations:
 Revenue                                      --              --             --
 Loss from operations                (11,822,274)     (9,917,889)    (4,995,624)
 Loss from continuing operations     (11,997,344)     (9,916,215)    (4,921,650)
 Net loss per Cdn GAAP               (11,997,344)     (9,916,215)    (4,984,681)
 Net loss per US GAAP                (13,124,724)     (8,405,184)    (4,984,681)
 Net loss per share Cdn GAAP               (0.11)          (0.12)         (0.09)
 Net loss per share US GAAP                (0.12)          (0.10)         (0.09)
 Net loss from continuing                  (0.11)          (0.12)         (0.09)
 operation per share

 Financial position at year-end:
 Total assets, Cdn GAAP               16,962,573      13,198,698      3,759,605
 Total assets, US GAAP                16,962,573      13,198,698      3,759,605

 Total liabilities, Cdn GAAP           8,670,165       8,911,500      2,035,168
 Total liabilities, US GAAP            8,692,977       8,911,500      2,035,168

 Shareholder's equity, Cdn GAAP        8,292,408       4,287,198      1,724,437
 Shareholder's equity, US GAAP         8,269,596       4,287,198      1,724,437

 Common shares issued                123,211,875      93,129,798     69,915,654


1.4 Results of Operations

In 2006, Dynamotive continued its research and development activities related to its BioOil technology along with business development activities to develop initial commercial projects and market acceptance of BioOil. Operations were focused in Canada, including initial commercial sales from the Company's BioOil Co-Generation plant in West Lorne, Ontario. Business Development activities accelerated both inside Canada and internationally and the Company recognized an initial plant license sale in Canada and a territorial license and plant license in Eastern Europe.

The Company is engaged in the development of its core technologies and as such, it mainly expends monies on research and development activities, and on

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005 the resources and infrastructure required to develop and commercialize its products. For the three months ("quarter") ended June 30, 2006, the Company incurred a net loss of $3,981,003 or $0.03 per share. This compares to a net loss for the same quarter of the preceding fiscal year ("2005") of $2,221,722 or $0.02 per share. For the six months ended June 30, 2006, the Company incurred a net loss of $6,714,935 ($0.05 per share). This compares to a net loss from operations for the comparable period in 2005 of $3,995,041 ($0.04 per share). The increase in the level of losses incurred in 2006, compared to 2005, was attributable to the general increase of overhead expenses including cost of sales, marketing and business development, research and development, general & administrative expenses, depreciation and amortization and interest expense. This increase is consistent with the Company's increased business development and project development activities.

Revenue

Revenue for the second quarter ending June 30, 2006 was $50,315 compared to $nil for the same quarter in 2005. Revenue for the first six months in 2006 was $915,522 compared to $nil for the same period in 2005. The increased revenue for 2006 were due to the Company executing contracts and completing milestones in the quarter for a territorial license ($500,000, covering Latvia and the Ukraine) and two plant licenses ($300,000) in addition to product shipments from its BioOil co-generation plant ($37,647) and project development services ($50,000) and research and development services ($10,000). The sales for the period ending June 30, 2006 included $17,875 of foreign exchange effect.

Interest and other income increased to $134,765 in the second quarter of 2006 compared to $1,202 in the same quarter in 2005. Interest and other income increased to $174,813 in the first six months of 2006 compared to $1,205 in the same period in 2005. The increase in 2006 was due mainly to higher cash balances and the resultant interest income from investments in short-term money market deposits.

Expenses

Cost of sales for the second quarter were $29,293 compared to $nil in the same quarter in 2005. Cost of sales for the first six months were $209,798 compared to $nil in the same period in 2005. The increase in 2006 was due to commissions paid on the Company's initial License sales and production costs related to sale of production from the West Lorne 100 TPD plant in Ontario.

Marketing and business development expenses for the second quarter of 2006 increased to $354,954 from $216,626 for the same period in 2005. Marketing and business development expenses for the first six months of 2006 increased to $775,990 from $355,846 for the same period in 2005. These increases were due to increases in business development activities and participation in a major environmental conference during the period.

For the second quarters in 2006 and 2005 the Company had expended on a quarterly basis $1,078,411 and $786,265 respectively, on research and development. Of these research & development expenditures, $nil and $150,520 respectively, were sponsored by government funding. The remainder of the respective quarterly expenditures were Company sponsored. For the first six months in 2006 and 2005 the Company had expended $2,391,562 and $1,524,331 respectively, on research and development. Of these research & development expenditures, $235,909 and $376,727 respectively, were sponsored by government funding. The remainder of the respective expenditures in the six month period were Company sponsored. The increase in research and development expenses for the first six months of 2006 was due to increased R&D activities related to fabrication of the Company's first 200 tonnes per day ("TPD") plant during the 2006 second quarter and ongoing optimization of the West Lorne plant.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005

The Company's agreement with Technology Partnerships Canada pertains to maximum funding of $7.4 million (C$8.235 million) through March 2006, of which $5.9 million (C$6.5 million) has been received as of June 30, 2006 and the balance $1.5 million (C$1.7 million) has been recorded as an government receivable. $386,000 (C$433,000) of these receivables were received subsequent to June 30, 2006.

General and administrative expenses in the second quarter of 2006 increased to $1,947,055 from $1,245,638 for the same quarter in 2005. General and administrative expenses in the first six months of 2006 increased to $3,497,973 from $2,266,466 for the same period in 2005. The increase in 2006 was mainly due to increased activity in the general and administrative area, management of the Company's development activities related to its initial 200 TPD plant and an increase in non-cash compensation.

Depreciation and amortization expenses increased to $256,964 in the second quarter of 2006 from $33,368 in the same quarter in 2005. Depreciation and amortization expenses increased to $496,385 in the first six months of 2006 from $66,908 in the same period in 2005. This increase was due mainly to commencement of depreciation for the West Lorne plant in 2006 and the replacement of certain computer equipment at the head office.

Interest expenses increased in the second quarter to $153,051 from $100,321 in the same quarter in 2005. Interest expenses increased in the first six months of 2006 to $422,353 from $158,819 in the same period in 2005. The increases were due mainly to the accretion of the debt discount related to the short-term convertible loans and the long-term debt. Also, debt discount expenses incurred on the conversion of the convertible loans and repayment of long-term debt. Substantially all of this debt was paid off during the second quarter or subsequent to June 30, 2006.

Currency exchange loss in the second quarter amounted to $346,355 compared to the gain $8,774 in the same quarter in 2005. Currency exchange loss in the first six months of 2006 amounted to $247,118 compared to the loss $603 in the same period in 2005. These non-cash changes were due to the depreciation of the US dollar. For further explanation on foreign exchange accounting practice, please refers to Note 2 to the unaudited interim financial statements for the quarter.

Net Loss

During the second quarter of 2006, the Company recorded a net loss of $3,981,003, while the net loss for the same quarter in 2005 amounted to $2,221,722. During the first six months of 2006, the Company recorded a net loss of $6,714,935, while the net loss for the same period in 2005 amounted to $3,995,041. The increase in loss was primarily attributable to an increase in activity in all areas resulting in (i) an increase in marketing and business development related expenses, (ii) an increase in research and development expenses, (iii) an increase in general and administrative expenses, (iv) an increase in depreciation and amortization expense, and (v) increase in interest expense and foreign exchange loss.

The basic and diluted loss per common share for the second quarter increased to $0.03 per share compared to $0.02 for the same quarter in 2005. The basic and diluted loss per common share the first six months of 2006 increased to $0.05 compared to $0.04 for the same period in 2005. The basic and diluted loss per share for the current periods was higher because of the increase in the operating loss partially offset by the increase in the weighted average number of Common Shares outstanding. The weighted average number of Common Shares for the quarter increased to 151,402,079 shares for the quarter ended June 30, 2006 from 104,343,348 for the quarter ended June 30, 2005. The weighted average number of Common Shares increased to 141,707,917 shares for the six month period ended June 30, 2006 from 96,957,840 for the six month period ended June 30, 2005.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005


1.5 Summary of Quarterly Results (Unaudited)

The following table provides summary financial data for the last eight quarters:

                                                 Three months ended
                                   Jun 30       Mar 31       Dec 31       Sep 30
                                    2006         2006         2005         2005
                                  -----------------------------------------------
(US Dollars)                           $            $            $           $
Revenue                              50,315      865,207         -           -

Net loss                         (3,981,003)  (2,733,932)  (5,078,230) (2,924,073)
Net loss per share                    (0.03)      (0.02)       (0.04)       (0.03)

Weighted average common shares  151,402,079  131,906,042  118,686,979  109,672,315 outstanding

                                                  Three months ended
                                    Jun 30       Mar 31       Dec 31       Sep 30
                                     2005         2005         2004         2004
                                   -------------------------------------------------
(US Dollars)                           $            $            $           $
Revenue                                -            -            -           -

Net loss                         (2,221,722)  (1,773,319)  (4,433,230) (2,936,819)
Net loss per share                    (0.02)      (0.02)       (0.05)      (0.04)

Weighted average common shares   104,343,348  98,781,196   88,161,929   81,325,713
outstanding

1.6 Liquidity

Principal sources of liquidity during the quarter ended June 30, 2006 were
(i) $7,520,531 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares;
(ii) $3,362,448 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $261,583 decrease in government grants receivable; partially offset by (iv) $250,000 increase in short term advance; and (v) $830,013 repayment of long term loan. Principal sources of liquidity during the six months ended June 30, 2006 were (i) $20,345,039 in net proceeds from private placement offerings of the Company's Common Shares;
(ii) $3,353,139 in deposits for Common Shares to be issued in the remainder of 2006 pursuant to private placement offerings commenced in second quarter 2004 and second quarter 2006; (iii) $500,000 increase in joint-venture deposit received; partially offset by (iv) $851,226 increase in government grants receivable; (v) $250,000 increase in short term advance; and (vi) $830,013 repayment of long term loan.

For the quarter ended June 30, 2005 the principal sources of liquidity were
(i) $1,325,000 proceeds from short-term convertible notes; (ii) $210,000 in net proceeds after deducting related issue costs and expenses from private placement offerings of the Company's Common Shares; (iii) $200,000 in deposits for Common Shares to be issued in the remainder of 2005 pursuant to

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005 private placement offerings commenced in second quarter 2004; and offset by
(iv) $161,807 increase in government grants receivable. Principal sources of liquidity during the six months ended June 30, 2005 were (i) $1,325,000 proceeds from short-term convertible notes; (ii) $2,832,731 in net proceeds from private placement offerings of the Company's Common Shares; (iii) $364,298 in deposits for Common Shares to be issued in the remainder of 2005 pursuant to private placement offerings commenced in second quarter 2004; partially offset by (iv) $164,298 decrease in project deposits; (v) $163,682 increase in government grants receivable; and (vi) $42,331 repayment of short term loan.

Overall change in cash position during the second quarter of 2006 was an increase in cash of $4,981,204 as compared to an increase of $54,432 during the same quarter in 2005. Overall change in cash position during the first six months of 2006 was an increase in cash of $13,580,265 as compared to a decrease in cash of $66,413 during the same period in 2005. Overall cash flows increased during 2006 due to significantly increased financing activities and the completion of construction of the West Lorne Project in 2005.

During the second quarter ended June 30, 2006, the Company generated cash from financing activities of $10,064,549 and, used cash in operating activities and investing activities of $4,475,031 and $513,313, respectively. During the first six months ended June 30, 2006, the Company generated cash from financing activities of $22,266,939, and used cash in operating activities and investing activities of $5,485,590 and $3,247,263, respectively.

The net amount of cash used in operating activities in the second quarter of 2006 increased to $4,475,031 from cash used of $692,179 in the second quarter of 2005. Cash used in operating activities in the second quarter 2006 consisted of a net loss from operations for the second quarter 2006 of $3,981,003 and a net change in non-cash working capital balances related to
operations of $2,366,356 that were partially offset by (i)   non-cash equity
compensation expenses of $1,217,082, (ii) depreciation and amortization of non-cash items in the sum of $256,964, (iii) interest-accretion on convertible loan and long term debt of $51,927, and (iv) translation loss of $346,355. Cash used in operating activities in the second quarter 2005 consisted of a net loss from operations for the second quarter 2005 of $2,221,722 that was partially offset by (i) a net change in non-cash working capital balances related to operations of $837,575, (ii) non-cash equity compensation expenses, $662,306 and (iii) depreciation and amortization of non-cash items in the sum of $33,368.

Financing activities during the second quarter 2006 generated a net increase in cash of $10,064,549, primarily from the Company's private placements of Common Shares. Financing activities during the second quarter 2005 generated a net increase in cash of $1,573,193, primarily from the increase in short term convertible note and Company's private placements of Common Shares.

Financing activities during the first six months of 2006 generated a net increase in cash of $22,266,939, primarily from the Company's private placements of Common Shares. Financing activities during the first six months of 2005 generated a net increase in cash of $4,151,718, primarily from the increase in short term convertible note and Company's private placements of common shares.

Investing activities in the second quarter 2006 resulted in use of cash, net of grants and disposal, in the amount of $513,313 including $539,010 incurred in the acquisition of capital assets and $6,599 expended on patents, partially offset by a $32,296 decrease in investment of Canadian money market mutual funds. Investing activities in the second quarter 2005 resulted in use of cash, net of grants and disposal, in the amount of $818,212. Of this amount, $810,085 was incurred in the acquisition of capital assets and $8,127 was expended on patents.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005

Investing activities in the first six months of 2006 resulted in use of cash, net of grants and disposal, in the amount of $3,247,263. Of this amount,
$1,701,073 was incurred in the acquisition of capital assets,   $10,234 was
expended on patents, $1,708,769 was incurred in the purchase of Canadian money market mutual funds and that were partially offset by a $172,813 decrease in restricted cash. Investing activities in the first six months of 2005 resulted in use of cash, net of grants and disposal, in the amount of $2,518,247. Of this amount, $2,507,716 was incurred in the acquisition of capital assets, and $10,531 was expended on patents.


1.7 Capital Resources

As at June 30, 2006, the Company had working capital of $13,020,414, has an accumulated deficit of $65,562,332 and has incurred a net loss of $6,714,935 for the six months period ended June 30, 2006.

Dynamotive began generating commercial revenue from its core BioOil operations but remains dependent on financing activities to fund its operations. The proceeds from the recent equity financing, together with Technology Partnerships Canada ("TPC") and Sustainable Development Technology Canada ("SDTC") funding, will be applied to finance the Company's ongoing research and development and commercial demonstration activities and to support its efforts to obtain the award of customer contracts. Dynamotive will be required to raise sufficient additional funds to finance its commercialization strategy. The raising of additional finance to fund operations is subject to uncertainty. There is no assurance that such financing will be available on commercially reasonable terms, if at all. Dynamotive's operations are subject to all of the risks inherent in the establishment of a new business enterprise and in particular Dynamotive will require significant additional financing in the future to develop and market its technology to its full potential.

During the first quarter of 2004, the Company signed a Contribution Agreement with SDTC whereby SDTC will contribute $4.5 million (C$5 million) to the capital cost of the Company's West Lorne 100 TPD BioOil co-generation project development. This amount is a grant and is accounted for as a reduction in the capital cost of the project. As of June 30, 2006, the Company received payment of $4.0 million (C$4.5 million) from SDTC.

In addition to contemplated equity offerings during 2006, the Company expects to receive the remaining amounts claimed from the TPC program for research & development and demonstration project related expenditures and from SDTC as described above. The Company expects to receive in 2006 the US$1.5 million (C$1.7 million) remaining in the TPC project funding and the $0.45 million (C$0.5 million) remaining in the SDTC project funding.

During the first quarter of 2006, the Company raised subscription funds of $10.1 million relating to the private placement commenced during the first quarter of 2004 at subscription prices ranging from $0.62 to $1.06 per share.
13.0 million Shares and 2.7 million Common Share Purchase Warrants were issued as a result of this funding.

During the second quarter of 2006, the Company raised total subscription funds of $9.3 million from private placement commenced during the first quarter of 2004 ($0.2 million at subscription prices ranging from $0.81 to $1.35 per share) and from the private placement commenced during the second quarter of 2006 ($9.1 million at subscription prices ranging from $0.86 to $1.33 per share). 8.0 million Shares and 4.0 million Common Share Purchase Warrants remain to be issued as a result of these subscriptions.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005

With the current cash on hand and anticipated sales revenue, the Company believes it has sufficient funding for its continued operations and the commercialization of its Fast Pyrolysis technologies through the year 2006. Given market conditions and other factors, there can be no guarantee that the Company will be successful in securing additional finance. If adequate funds are not available on acceptable terms when needed, the Company may be required to delay, scale-back or eliminate the manufacturing, marketing or sales of one or more of its products or research and development programs.

The Company's 2006 financing plan is structured to enable construction of the Company's first 200 tonne per day ("tpd") BioOil manufacturing facility and to launch construction of a second 200 tpd plant. The core of the strategy surrounds market and project based equity financing that minimizes equity dilution while raising sufficient capital for operations and projects. In addition, the Company will seek asset backed debt financing if such facilities are available on reasonable commercial terms.

In connection with the Company's first 200 TPD project, the Company has outstanding construction commitments of approximately $3.1 million and expects the project to be mechanically completed in late 2006.

The Company's funding plan for 2006 is structured so that equity placements explained above will maintain Company and project operations. Additionally, the Company contemplates a private placement and project finance strategy which, with government contributions, other project funding and sales, are expected to fund the 200 TPD projects which are expected to be developed during 2006. Any delay in securing project funding for a project will delay the construction and commissioning of that project.

In August 2006, the Company has agreed financial terms relating to the West Lorne Project with the supplier of the biomass-fuelled power generation turbine. The final agreement of $3.25 (C$3.6 million) included $900,000 (C$1 million) in restricted common share at a 10% discount to the closing price as of the date of agreement. Warrantee and services for the next three years are included in the contract price.

1.8 Off-Balance Sheet Arrangements

None.

1.9 Transactions with Related Parties

The transactions with related parties are in the normal course of operations and are recorded at amounts established and agreed between the related parties. The Company had the following transactions with related parties during the period:

Consulting fees and salaries of $264,139 for the quarter (2005 - $189,732) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2005 - $nil) paid by stock based compensation. For the six month period ended June 30, 2006, consulting fees and salaries of $525,252 (2004 - $380,532) have been accrued and paid to Directors (or companies controlled by Directors) of the Company. Included in the amount above, is $nil (2005 - $nil) paid by stock based compensation.

1.10 Fourth Quarter

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005

Not applicable.


1.11 Proposed Transaction

During the first quarter of 2006 the Company signed preliminary agreements with Consensus Business Group ("CBG") to fund a biomass reserve company (the "Reserve Company" 51% to Dynamotive and 49% to CBG) and to sell a 20% interest in its European development company ("DEL") in exchange for a share of profits from a CBG subsidiary. Related to these preliminary agreements, CBG has advanced $500,000 as an equity investment in the Reserve Company and has invested $2 million in Dynamotive equity on the understanding that Dynamotive will loan $2 million to DEL on commercial terms. Subject to final agreements and approval of a business plan, CBG has also agreed to pay the Company a further $1.5 million on the condition that the Company transfer certain project opportunities to the Reserve Company, invest $500,000 in the Reserve Company's equity and loan $1 million to the Reserve Company on commercial terms.


1.12 Critical Accounting Estimates

Not applicable. The Company is a venture issuer.


1.13 Changes in Accounting Policies including Initial Adoption

Not applicable.


1.14 Financial Instruments and Other Instruments

None.


1.15 Other MD&A Requirements

1.15.1 Other MD&A Requirements

Additional information relating to the Company, including the Company's Annual Report, is available on SEDAR at www.sedar.com.

1.15.2 Additional Disclosure for Venture Issuers Without Significant Revenue

(a) Capitalized or expensed exploration and development costs;

 Not applicable.

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005

(b) expensed research and development costs;

Research and Development Expenses
Breakdown by major category:
                                    Three Months Ended      Six Months Ended
                                          June 30,               June 30,
                               -----------------------------------------------
                                     2006        2005        2006       2005
                               -----------------------------------------------
                                       $           $           $          $
   Materials                       264,669      440,774     628,206   950,432
   Salaries and Benefits           143,300      119,103     323,185   259,551
   Engineering and Consulting
    fees                           657,117      221,222   1,413,850   304,749
   Miscellaneous Costs              13,325        5,166      26,321     9,599
                               -----------------------------------------------
                                 1,078,411      786,265   2,391,562 1,524,331
   Less: Government assistance
         programs                       --     (150,520)   (235,909) (376,727)
                                ----------------------------------------------
                                 1,078,411      635,745   2,155,653 1,147,604
                                ==============================================

(c) deferred development costs;

Not applicable.

(d) general and administration expenses;

Breakdown by major category:
                                    Three Months Ended      Six Months Ended
                                          June 30,               June 30,
                               -----------------------------------------------
                                     2006        2005        2006       2005
                               -----------------------------------------------
                                       $           $           $          $
   Office supplies, telephone,
    and insurance                  145,977      111,505     250,832   220,876
   Professional fees               224,204       55,741     454,759   177,455
   Rent                             38,670       47,228      91,956    97,718
   General and admin. salaries
    and benefits                 1,538,204    1,031,164   2,700,426 1,770,417
                                ----------------------------------------------
                                 1,947,055    1,245,638   3,497,973 2,266,466
                                ==============================================

(e) any material costs, whether capitalized, deferred or expensed, not referred to in (a) through (d);

None.

1.15.3 Disclosure of Outstanding Share Data

The required disclosure is presented in the Notes to Consolidated Financial Statements.

All financial information is reported in U.S. dollars unless otherwise noted. Our unaudited consolidated interim financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP). Certain statements in this quarterly report may constitute "forward-looking" statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Law of 1995. Such forward-looking statements are based on management's current expectations, beliefs, intentions or strategies for the future, which are indicated by words such as "may, expects, intends, anticipates, believes, estimates and forecasts" and other similar words. All forward-looking statements are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Such

Dynamotive Energy Systems Corp.
MANAGEMENT'S DISCUSSION AND ANALYSIS
Six-month period ended June 30, 2006 compared to the six-month period ended June 30, 2005 factors include, among other things: technological changes or changes in the competitive environment adversely affecting the products, markets, revenues or margins of our business; changes in general economic, financial or business conditions adversely affecting the business or the markets in which we operate; our ability to attract and retain customers and business partners; the ability to provide capital requirements for product development, operations and marketing; and, our dependency on third party suppliers. Investors are expected to review the section in Management's Discussion and Analysis in the 2005 Annual Report on Form 20-F entitled "Risk Factors" for a more complete discussion of factors that could affect Dynamotive's future performance.

1.16 Corporate Governance

A system of internal control is maintained by management to provide reasonable assurance that assets are safeguarded and financial information is accurate and reliable. The Board of Directors approves the financial statements and ensures that management discharges its financial responsibilities. The Board's review is accomplished principally through the audit committee, which meets periodically with management and auditors to review financial reporting and control matters. The Board of Directors has also appointed a compensation committee whose recommendations are followed with regard to executive compensation. From time to time the Board may also form special sub-committees, which must investigate and report to the Board on specific topics.